May 20, 2014

Mr. Robert F. Telewicz Jr.

Senior Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 7010

Washington, D.C. 20549

Re:	Equity One, Inc.

Form 10-K for the Year Ended December 31, 2013
Filed on March 3, 2014
File No. 001-13499

Dear Mr. Telewicz:

On behalf of Equity One, Inc. (the “Registrant”), please find our responses to the comment letter dated May 12, 2014 received from the staff of the Division of Corporation Finance (the “Staff”) regarding the Registrant’s Form 10-K for the year ended December 31, 2013, filed March 3, 2014 (the “10-K”).

Please note that for the Staff’s convenience we have recited the Staff’s comment and provided the Registrant’s response to the comment immediately thereafter.

Form 10-K for the year ended December 31, 2013

Item 6. Selected Financial Data, page 30

Staff Comment:

1.	We note your calculation of Funds From Operations includes earnings allocated to noncontrolling interest in certain periods based on whether the related unissued shares held by LIH are dilutive to FFO per dilutive share. Please explain to us how you determined this presentation is appropriate given that it results in a calculation of FFO that is not comparable from period to period.

Company Response:

As noted in our Form 10-K for the year ended December 31, 2013, we believe that Funds From Operations (“FFO”) as defined by The National Association of Real Estate Investment Trusts (“NAREIT”) (when combined with the primary GAAP presentations) is a useful supplemental measure of our operating performance that is a recognized metric used extensively by the real estate industry and, in particular, real estate investment trusts. However, given that financial analysts, investors, and stockholders place particular emphasis on FFO per diluted share as a measure of our performance (as evidenced by our presentation of the Company’s earnings and guidance, which emphasizes FFO in the context of a per diluted share amount as opposed to an absolute dollar presentation), our presentation of FFO is ultimately focused on how this metric impacts the computation of FFO per diluted share. As a result, we present FFO in the context of how it is reflected in the numerator of our FFO per diluted share computation. Accordingly, as NAREIT does not have specific guidance on the calculation of FFO per diluted share, we apply the principles in ASC 260, Earnings Per Share, which generally requires that a reporting entity present its results per share in the most dilutive manner possible. As such, we apply the if-converted method to the unissued shares held by LIH and calculate FFO in the manner which has the most dilutive impact on FFO per diluted share for each period presented.

While we acknowledge the Staff’s comment that our methodology for calculating FFO results in a presentation of FFO that is not comparable from period to period (in the context of absolute dollars), we believe that the computation of FFO serves the ultimate purpose of presenting the amount of FFO per diluted share for each period, which we believe is the metric within our overall presentation of FFO that is most emphasized by financial analysts, investors, and stockholders. Additionally, we believe that our calculations and related disclosures provide sufficient detail such that users of the calculations can understand our methodology and ultimately make any adjustments they deem necessary to analyze FFO from period to period on an absolute dollar basis.

As requested, this confirms on behalf of the Registrant that:

•	the Registrant understands that it is responsible for the adequacy and accuracy of the disclosure in its Commission filings;

•	the Registrant understands that staff comments or changes to disclosure in response to staff comments does not foreclose the Commission from taking any action with respect to these filings; and

•	the Registrant understands that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please contact the undersigned at (786) 528-1470.

Sincerely,

/s/ Mark Langer
Chief Financial Officer

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